(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-24539

CUSIP NUMBER 278856109

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Eclipsys Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1750 Clint Moore Road
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, Eclipsys Corporation (the “Company”) voluntarily initiated a review of its past stock option grants, addressing the timing of those grants and their related accounting and tax treatment, including whether the Company properly applied Accounting Principles Board Opinion 25 - Accounting for Stock Issued to Employees (“APB 25”), in accounting for those grants. On May 2, 2007, the Company announced the completion of its voluntarily initiated review of stock option grant practices and related accounting issues.

Based upon the results of the review, the Company will be restating its financial statements. In lieu of amending prior Securities and Exchange Commission filings to restate financial statements, the Company intends to include in its Annual Report on Form 10-K for the year ended December 31, 2006 the comprehensive disclosure outlined in guidance posted by the SEC Chief Accountant’s office on January 16, 2007. As a result, the Company requires additional time to complete the preparation of the Company’s Annual Report on Form 10-K for the period ending December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

The Company expects to file its delayed Annual Report as promptly as possible, and will file its Quarterly Report on Form 10-Q for the period ending March 31, 2007 promptly after filing the 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Colletti	(561)	322-4655
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ending December 31, 2006. The Company is working diligently to complete such report and expects to file it shortly.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in information separately furnished by the Company on Form 8-K filed on May 2, 2007, the Company’s net revenues increased by approximately 12%, to approximately $113.0 million in the quarter ended March 31, 2007, compared to the first quarter of fiscal year 2006. Net profits for the period ending March 31, 2007 were approximately $2.4 million, an increase of approximately $10.4 million over the same period in the prior year.

Eclipsys Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ Robert J. Colletti
Robert J. Colletti Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)